Lehman & Eilen LLP

20283 State Road 7, Suite 300

Boca Raton, Florida 33498

Telephone: (561) 237-0804

Facsimile: (561) 237-0803

January 11, 2008

VIA EDGAR

United States Securities

  and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549

Attention: David L. Orlic

         Special Counsel

Re:

Broadcaster, Inc.

Revised Preliminary Information Statement on Schedule 14C

Filed January 4, 2008

File No. 0-15949

Dear Mr. Orlic:

Thank you for your January 10, 2008 letter regarding Broadcaster, Inc. (“Broadcaster”). Enclosed is Amendment No. 3 to the Broadcaster’s Schedule 14C, which has been marked to show changes from our prior submission. The changes in the revised information statement reflect the staff’s comments to the previously submitted material. Also, in order to assist you in your review of Broadcaster’s Schedule 14C, we hereby submit a letter responding to the comments. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

General

1.        We note your response to comment 2 of our letter dated January 8, 2008. Please ensure that your revised disclosure addresses all material elements of the disagreement between the Company’s Board of directors and management over shutting down the Company’s business operations. For example, your revised disclosure does not address the approximate time frame of the conversions between shareholders and directors, the site or venue of such conversations, and the participants and the substance of these conversations. Your revised disclosure also does not address at whose behest these discussions occurred. Please also consider disclosing if any board resolutions were adopted as a result of the discussions and whether management implemented such resolutions. Alternatively, please explain why this information is not material to shareholders.

United States Securities and

  Exchange Commission

January 10, 2008

Response: Complied with. Please see the language that has been added to the information statement in the section entitled “Written Consent Executed and Delivered by the Consenting Stockholders.”

2.        Please revise your disclosure to identify the shareholders who provided their written consent for the removal of the two directors. Provide each shareholder’s percentage beneficial ownership of the Company’s common stock.

Response: Complied with. We included a list of the shareholders who provided their written consent for the removal of the two directors in the section entitled “Written Consent Executed and Delivered by the Consenting Stockholders.”. We also included each shareholder’s number of shares owned as well as the percentage of beneficial ownership.

3.        Please tell us whether the Company is currently pursuing, or has recently pursued, a reverse merger with any candidate, whether or not approved by the Board of Directors. If so, please describe for us any affiliation between that reverse merger candidate and the Company or its affiliates. Finally, please tell us whether any plan, proposal or arrangement regarding a reverse merger or other material corporate transaction (other than the decision to wind down the business as addressed in comment 1) is or has recently been the subject of a disagreement with any member of your board of directors.

Response: On December 13, 2007, there was a meeting of the Board of Directors held by telephonic conference that was attended by the following directors: Martin Wade, Blair Mills, Richard Berman and Paul Goodman. Gary Herman, Nolan Quan, Michael Harris and Michael Gardner were also present by invitation. The Board discussed, among other items, a proposed engagement letter retaining the services of Baytree Capital, an entity believed to be owned by Mr. Gardner, in a proposed merger transaction with JamNow, pursuant to which Baytree Capital would receive compensation of $500,000 in cash and 5% in stock. There was disagreement over the approval of this transaction.  A discussion then ensued about also pursuing another transaction with WebHost4Life. No director or officer has any affiliation with WebHost4Life, however WebHost4Life is a client of an entity affiliated with Mr. Quan. It was resolved that the Company would proceed with the JamNow transaction and continue to discuss the WebHost4Life transaction. The Company has only had preliminary discussions with WebHost4Life and has not entered into any arrangement, understanding or agreement with WebHost4Life.

On December 20, 2007 there was a meeting of the Board of Directors held by telephonic conference at which Messrs. Wade, Mills, Berman, Goodman and Orza were present. Present by invitation were Messrs. Quan and Cohen. The Board passed a resolution to sign a letter of intent for the merger with JamNow, which provided that the Company extend a $300,000 bridge loan to JamNow that would be disbursed a few days after the signing of the letter of intent. Mr. Mills expressed his opposition to proceeding with the JamNow transaction so quickly without proper due diligence. At this meeting it was agreed by a majority of the Board that nonetheless a letter of intent with JamNow be signed and the letter was signed by the Company. Mr. Wade made a resolution that stated that the bridge

United States Securities and

  Exchange Commission

January 10, 2008

loan would have a demand repayment clause, at the Company’s option. After the meeting, Mr. Wade discussed the repayment option with the management of JamNow and determined that JamNow’s position as to the repayment option had been misrepresented and that JamNow had no intention of agreeing to any repayment option. Subsequent to this meeting, but prior to the signing of the letter by JamNow, and upon the advice of counsel, it was determined that the letter, which was not signed by JamNow be rescinded until the Company could perform due diligence. The Company has not proceeded any further with this proposed transaction.

We do wish to point out that a special Board meeting called for January 10, 2008 by Mr. Goodman, did not occur. Prior to the meeting, Mr. Goodman announced to Mr. Wade and Mr. Berman that he was calling the meeting because he had evidence of criminal wrongdoing by Mr. Quan, concerning related party transactions. Mr. Goodman added that he would promise not to disclose such information if the Company immediately fired Mr. Mills and Mr. Quan and Mr. Wade take an immediate voluntary leave of absence. Mr. Goodman was told by Mr. Wade that he believed that any promise not to disclose the information was wholly improper, if not criminal, and that if there was evidence of wrongdoing Mr. Goodman had an absolute duty to report it the authorities. Mr. Goodman thereupon became visibly upset and after some shouting the meeting was cancelled. Mr. Wade, as Chairman of the Board and Chief Executive Officer, and Mr. Berman, as Chairman of the Audit Committee, immediately requested that the undersigned, as outside counsel, conduct a thorough review of all related party transactions involving the Company. This review will proceed and be completed irrespective of any subsequent removal of Messrs. Goodman and Orza as contemplated by the 14C Information Statement. Mr. Quan has flatly denied that there were any related party transactions that were improperly disclosed or effected.

Please feel free to contact me at (561) 237-0804 or Leslie Marlow at (516) 496-2223. Thank you.

Sincerely,

/s/ Hank Gracin

Hank Gracin

HG:ckg

Enclosure